Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
ScoutCam Ltd.(1)	Israel

(1)	ScoutCam Ltd., an Israeli company, became the wholly-owned subsidiary of Intellisense Solutions Inc., a Nevada corporation (“Intellisense”) upon the consummation of that certain Securities Exchange Agreement by and between Intellisense and Medigus Ltd., dated September 16, 2019.